SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant’s name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 18 - 2007 issued by A/S STEAMSHIP COMPANY TORM (the “Company”) to The Copenhagen Stock Exchange on July 31, 2007.

                                                                   EXHIBIT 1

AGENDA FOR THE EXTRAORDINARY GENERAL MEETING

ANNOUNCEMENT NO. 18 - 2007

31 July 2007

Agenda for the Extraordinary General Meeting

Enclosed please find agenda for the Extraordinary General Meeting in A/S Dampskibsselskabet TORM to be held on 14 August 2007.

Contact	Klaus Kjærulff, CEO, tel.: +45 39 17 92 00

About TORM
TORM is one of the World’s leading carriers of refined oil products and has significant activities in the bulk market. The Company operates more than 100 modern and secure vessels, most of them in pool co-operation with other respected shipping companies, sharing TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889 and has constantly adapted itself and benefited from the significant changes characterizing shipping. The Company conducts business all over the World and is headquartered in Copenhagen, Denmark. TORM’s shares are listed in Copenhagen (ticker TORM) as well as on NASDAQ (ticker TRMD). For more information, visit www.torm.com.

SAFE HARBOUR STATEMENT – FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of crude oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

AGENDA

Extraordinary General Meeting in
Aktieselskabet Dampskibsselskabet TORM (CVR NO 22460218)

to be held on

Tuesday, 14 August 2007 at 15:00 hours

at Radisson SAS Falconer
Falkoner Allé 9
DK-2000 Frederiksberg

***

1.           Proposals from the Board of Directors:

a.           Authorisation to the Board of Directors to resolve to distribute interim dividend.

b.           Authorisation to the Board of Directors (with a right of substitution) to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the authorities as a condition for registration or approval.

Re 1 a:

The Board of Directors proposes that the Board of Directors be authorised pursuant to Section 109a of the Danish Companies Act to distribute interim dividend and that the following authorisation be added as a new Section 3.8 of the company’s articles of association:

“The Board of Directors has been authorised by the general meeting to re-solve to distribute interim dividend.”

Re 1 b:

The Board of Directors (with a right of substitution) shall be authorised to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Commerce and Companies Agency, OMX Nordic Exchange Copenhagen A/S or any other public authority as a condition for registration or approval.

* * *

In accordance with Section 73(5) of the Danish Companies Act please be informed that the Company’s share capital amounts to nom. DKK 364,000,000.00 divided into shares of nom. DKK 5.00 each. Each share of DKK 5.00 gives one vote.

The general meeting is only legally competent to transact business when at least 1/3 of the share capital is represented, cf. Article 9(1) in the Articles of Association of the Company.

Approval or adoption of the proposals under items 1 a and 1 b requires simple majority, cf. Article 9(2) in the Articles of Association of the Com-pany and Sections 77 and 109a(1) of the Danish Companies Act.

Notice convening the extraordinary general meeting will be sent to all shareholders entered in the Company’s register of shareholders and/or ADR-holders who have registered their holdings with the Company, and who have made a request therefore.

The agenda with the complete proposals will be available for review at the offices of the Company at least 8 days prior to the extraordinary general meeting.

Admission cards to the extraordinary general meeting can be obtained against presentation of appropriate proof of identification (VP reference number) not later than 4 days before the meeting from:

VP Investor Services, tel. +45 4358 8866, fax +45 4358 8867

from whom voting cards within the same deadline can be obtained by shareholders being entitled thereto pursuant to Article 7(3) in the Articles of Association.

Hellerup, 31 July 2007

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    A/S STEAMSHIP COMPANY TORM
                    (registrant)

Dated: July 31, 2007	By:	/s/ Klaus Kjærulff
Klaus Kjærulff
Chief Executive Officer

SK 03810 0001 798065